

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via E-mail</u>
Shaun E. McAlmont
Chief Executive Officer
Lincoln Educational Services Corporation
200 Executive Drive
Suite 340
West Orange, NJ 07052

      **Re: Lincoln Educational Services Corporation
             Form 10-K for Fiscal Year Ended
             December 31, 2011
             Filed March 9, 2012
             File No. 000-51371**

Dear Mr. McAlmont:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Larry Spirgel

                              Larry Spirgel
                              Assistant Director